Mail Stop 4-06

								August 18, 2005

Alan Hoverd
Chief Financial Officer
Open Text Corporation
185 Columbus Street
Waterloo, Ontario Canada N2L 5Z5

	Re:	Open Text Corporation
      Form 10-K for Fiscal Year Ended June 30, 2004
Forms 10-Q for Fiscal Quarters Ended September 30, 2004, December
31,
2004 and March 31, 2005
      File No. 000-27544

Dear Mr. Hoverd:

      We have reviewed your response letter dated June 27, 2005 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2004

Prior Comment no. 1

1. Your proposed revenue recognition policy indicates that for your fixed fee contracts where the services are not essential to the functionality of a software element, you apply the proportional performance method to recognize revenues. Explain to us and expand your proposed revenue recognition policy to indicate the manner in which you measure performance. If you apply an input-based approach, demonstrate how the input measures are a reasonable surrogate for output measures. For your training and integration services, clarify how you determine the amount of revenues to recognize in "the period in which these services are performed."

Prior Comment no. 3

2. Your letter dated June 24, 2005 indicated that the Company expected to file the restated financial statements of IXOS for the fiscal years ended June 30, 2002 and 2003 by July 31, 2005. As these have not yet been filed, tell us when the Company now expects them to be filed.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or Lisa Mitrovich, Assistant Chief Accountant who supervised this review, at (202) 551-3453 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-
3730
with any other questions.

							Very truly yours,



							Kathleen Collins
      Accounting Branch Chief
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Alan Hoverd
Open Text Corporation
August 18, 2005
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